NAVISYO

2021 Report

Dear investors,

Dear Investors,

I would like to inform you of some of the latest achievements and benefits that you all, as investors on the Wefunder platform, can immediately enjoy.

As you may already know, our online booking platform, Navisyo, now includes 600+ offers from three exquisite destinations: Spain, Greece, Italy and France is expected to be launched in Q2 of 2022. We will continue to expand our international onboarding team as we continue to expand and refine our offers from additional countries around the world. As investors on Wefunder, we are pleased to share that you are extended a discount on our online offers. If you are interested in booking

your next vacation with Navisyo, please do not hesitate to email us at support@navisyo.com with your name and details so that we can provide you with a discount voucher.

Following the announcement of our new divisions, we have been busy building out the structure of these new divisions in order to manage new interest. Additionally, we have received interest from across the globe; however, at this time we are prioritizing North America. At the end of June 2022, the company will have a show unit in one of the most beautiful islands in Florida: Longboat Key, Sarasota. There, we will be receiving, by appointment only, prospects from all over the country to tour the Navisyo Homes. Every Saturday, we will hold an open house and one of our Captains will take those interested in purchasing a home on a small cruise so that they can experience the capabilities of Navisyo Homes.

We have also recently announced a $50M distribution deal with YACHT Solutions Canada who will be making monthly orders of the Navisyo Homes. We are proud to announce we have sold out our entire production for 2022 and we are expected to deliver over the next 12 months over 20 units into North America. In 2023 we managed to secure with our manufacturing partners a production capability of 10 units per month for a total of 120 Navisyo Homes.

We will be delivering our first unit this June so we expect to subsequently begin making repayment to our investors after each quarter. The future of the entire Navisyo Group is look brighter than ever.

We need your help!

Share on social media our posts, get involved by signing up to our Ambassadors' Program. Offer your friends the ability to generate revenues by sharing our offers. Be sure to stay posted to our latest updates. Any strategical partners in the travel industry should get involved by bringing professionals to our network and by encouraging those partners to contribute to expanding our markets internationally.

Sincerely,

Patrick Mayel

Patrick Moyal

CFO

Seth Schlessel

Attorney

Lucie Slavikova

Secretary

Alexander Michaels

Founder

Our Mission

We intend to become a leading, open source, online platform and a globally trusted brand, who will be fully committed to giving back to marine conservation and its community members. In order to make this a reality, during the next 5 years, our aim is to deploy a maximum of Navisyo territories around the world through our Key Partner Licensing program. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

A+

The Good

- Talents were recruited, team motivated
- New partnership agreement with homes on the water signed
- Achieved record breaking fundraising amount via Wefunder

The Bad

- Delays in launching booking platforms due to COVID travel restrictions
- Challenges in the supply chain
- Unpredictable market due to the Covid crisis

2021 At a Glance

January 1 to December 31


$$$$

$0



-$58,823


IOU!

$0

Revenue | Net Loss | Short Term Debt



$1,053,090
Raised in 2021



$371,380
Cash on Hand
As of 04/ 8/22

We ❤ Our 1454 Investors

Thank You For Believing In Us

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Ysmael Aniana Reyes
Elsie Dorado
Rene Gil P. Garcia
Shybin Killikulangara Sub...
Gliceria Sagala Rodriguez
Stefan Dirnstorfer
Manilyn Baula
Ysmael Aniana Reyes
Brando L. Sevidal
Mary Grace Oconer
Mel Daquioag
Ryzzielle Amon
Angelina B. Acera
Katarina Todd
Celsa Roma
Emmanuel Jaron
April Gonzales Navelgas
Maria Josefina A. Aguilar
Gliceria Sagala Rodriguez
Larry D. Cachero
Coleen Angelie Oconer
Mar C. RODRIGUEZ
Marycil C Huppert
Ritzy Amon
Levy Sampaga
Rodelito Noronio Nodesca
Jhumaima Belderol
Jazer Amon
Mafe Bareng
Edwin Algas
Marycil C Huppert
Emelita T. Agcaoili
Joe Macias
Dr Helen Pavon-Serrano
Govindarajan Umakanthan
Geogy Philip
Edward Kelly Medlock
Venkata Krishna Chaitany...
Michaela Dvorackova
Michaela Hlavsova
Jeff Sendbo
William Jr. Cepeda ONG
Gloria Dela Cruz
Bernie Dulos
Maria Prima N. Nalangan
Jimmy F Fullnara JR
David Martinelli
Islam ELGAFY
Kiyan Ng
Tarini Prasad MOHAPATRA
Merceditha Gonzalez
Lila Rodriguez
Dave Huppert
Johann Dominic Villarta
Abelardo G Abad
Dave Galatte
Nellie Dacara ALFEREZ
Patricia Castellanos
Jacinta Borner
Kevin Pothoven
Resley Hitalla
Ysmael Aniana Reyes
Riczy Gina Mae Colyong
Dana Blum
Keally Keambom
Andrea Munoz Perez
Maylene Manalo
Analiza Algas
Carolin E. Ragudos
Carlito G.Felipe
Scott Long
Mike Lapuz Bareng
Isaac Palacios
Norielyn Moreno Calica
Rodel Yang Dayanghirang
Mary Joy Basilio Jimenez
Krystal Mae Carandang
SHERWINN SALVADOR
Jaiden Bareng
Yolanda Ragudos Harness
Mary Grace Macariola
Mark Buckley
Leo M Seno
Delia Garcia Musa
Maritess Cabatan
Gregory Menecio
Archimedes Mayo Bamba...
Ma Teresa
Ronald Allan B. Pimentel
Jay Roy
Steve Crounse
Greg Archambault

Julio M. HALIMAO
Catherine B. Aguilar
Lanie Soral Samudio
Eileen Rielle M. Romero
Delia ABAD
Rhoda L. Compahinay
Almar Milizarte Garing
Lorena Barradas
Lyle Mineshio
Melbelyn Rea
Emelita Manalo
Charlie Abao Kirong
Jouie Pauline Robles Algas
Ysmael A. Reyes
Jester Llorico Malinao
Elizabeth P. Reyes
Liezl Kummert
Ricky Capulong
Esmaeel Akther
Joel Cuenca Bacunawa
Emelita T. Oyama
Chellea Jazie Kirong Delo...
Edna Loon Estrera
Ricardo Lopez Lucas
Gabriella Anne B. Bernardo
Maria Constancia Clar
Miralous Mapanao
Gliceria Sagala Rodriguez
Renante Pastolero Subradil
Mafe Bareng
Francis Lumban
Mercy Misch
Janet Garcia
Mary Grace Feltus
Igmedio Delacruz Demafe...
Nina Irish E. Celestial
Jenerose Cansancio
Lucilyn B. Anyayahan
Marissa Castro
Tami Todd
Joaquin Davila
Arnel Dulay Mapanao
Pedro D. Balcita
Haidee Lana
Maria D Razo
Justin Ryan Rodriguez
Ryzzielle Amon
Genevieve Viray
Shaleen Dorillo
Elvie Mae Teoganco
Emmanuel I. Turallo
Miralous Mapanao
Katarina Todd
Johan Hakansson
Benjamin Zambrano
Kristen Carlson
George Ghazale
David Oconer
Joel Newman
Rajendra Pandey
Khristiane Rey Garcia
Lee Szam
Vit Novak
Joey M Hyde-Sloan
Baby Marian Grace Cayet...
Khalid Alrasheed
Oliver Freer
Bernadette P. Narcelles
Leslie Santos
Imelda L. Mendoza
Khris Persaud
Victor Viray
Diana Brokaw
Gyzelle Gonzalez
Donnabel G. Schroeder
Adorando De Leon
Jayson Abraham Ragudos
Jennifer Daquioag
Verdi White II
Cornelio D. Diaz Jr.
Alfred Segumalian
Jefferson Ragudos
Luzviminda Vidad Tolenti...
Glenn G Pilones
Vijayan Chambili Sankaran
Charlita Hitalla
Garrett Guevarra Malveda
Ulpiana Naca
Peter Randell Cambronero
Manjit Bajwa
Joko Shann David Algas
Tina Boyar
Esperanza Rodriguez
Tammy Thaggert
Edgar Bonilla
Joyce Ragudos
Lisa Contada
Vikram Srinivas
Noel Palisoc
Edward Kelly Medlock
Robert Palacios
Robert Madrid Boyar
Rabie Abdelmoneim Ali M...
`Elzabeth Hannah Teogan...
Renzy Amon
Dr Josephine Go Yap
Francisco Adong Tumacd...
Jan Dwight Idio Zambrano
Rene REBITE
Marilou De Guzman
Reymart Higoy Turalba
Rose Lyn Reyes
Jocelyn H. Yap
Vivian Bravo
Ari WEINTRAUB

Jolly BAUTISTA
Jennifer A.Atienza
Elrico Nino P. Robles
Nadine Louise T. Roncales
Shane Sarpy
Himanshu Shekhar
Sandra Hisoler Pesalbon
Jinky Tolorio
Aurora D. Borbon
Sharon Villanueva BINCE
Wilson Endaya
Cherla Abao Kirong
Lucita Gaytano Navarro
King Raven C. Magtibay
Alma Joy A. Malveda
Mar C. RODRIGUEZ
Helen De La Pena
Helen Grace B. Bautista
Gedeon Dorillo
Marissa Mendoza Bacuna...
Rachel Geonzon
Mary Grace Oconer
James Combista Milan
Rikki Butal Lucas
Angelita Yu
Lev Agranovich
Jiovina GEVANA
Mary Rose De Villa
Jerson Jadulan
Justin Ryan Rodriguez
Lina Vergara
Honey Jean Daclag
Geraldine Menecio Caban...
Red Dela Rosa
Minerva Navelgas Ventura
Flordeliza Soriano
Tami Todd
Mylene Herrera Guevarra
Nieves Abao Kirong-Oca...
Tami Todd
Dana S.
Cecile Mapanao Go
Olive Higoy Mapanao
Chelie R. Cunanan
Edna De Jesus
Daniel Medina
Delia Abad
Delia ABAD
Andrea Therese Binghay
Jesse Card
Divina Del Rosario
Perfecto B. Charog
Tami Todd
Norie Graal Park
Ivy Jimenez Zev
Colton Williams
Domingo Baccay Jr
Albert Gayo
Jose Fernando Trillo Escu...
Marty Leggett
Stephen Baker
Aj Tajo
Francisco Rivas
Janette Siaboc
Aubrey Sebastian
Glecyl May Alivio
Vicente De Mesa
Michael Jay Lupos
Sivaram Yadala
De Jon Hollaway
Chad N Ava Vickrey
Jamison Medrek
Maricris DelRosario
Tristan Laurino
Anita Fernandes
Luis Ortiz
Lucia Montella
Elaine A Powell
Denise Navarro
Aimee DEONA-DIAZ
Judith Sitchon
Charles Abraham Ragudos
Aaron James Pascual
Michael Elludra Cabulay
Ma. Teresa Marasigan Del...
Erlinda A. Vergara
Jarno Malveda Guevarra
Sivasankaran Munuswamy
Amith Chalasani
Maritess Cabatan
Maria Elena Perez De Gon...
Janice Kailynn Gonzalez
Kay Kimkhanh Tran
Vicente Perea De Mesa
Christan Bareng
Marilyn Guarin Dulos
Daisy Marie Calica Yosores
Geraldine Reynes
Maria Cristina M. Palisoc
Cesar Czubko
Edward Jesus Palacios
Esperanza Rodriguez
Juvy Abonitalla Joaquin
David Taber
Rabie Abdelmoneim Ali M...
Olabode Opeseitan
Rowena Zamudio Peralta
Rey Naguera Nilo
Hina Rahat Dar
Remedios Tamsi Manuel
Vonn Portillo Velasco
Garre Refuerzo Garcia
Dr Michael Ktona
Elson T. Dacanay
Mark Russell

Leticia C. BAUTISTA
Edwin M. Ligtas
Lorena A. Arcega
Raycille P. Libres
Raffy YUMANG
Christan Allein Santos
Litelsa Baluyot Dizon
Millie Entrada
Yves Marie Galette
Arien Faye Recto

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Ritzy Amon
Cecille Almira
Melvin Remotin SOMBONG
Ecille Decena Kirong
Elma Navelgas Dalire
Rose A. Uy
Alvin Peter Cabatian Dulce
Ma. Charina C. Romero
Annabelle Bobier Rivera
Esperanza Tolentino Bare...
Luis Vidad Tolentino
Loren O. Palabio
Anna Clarissa C. Carlos
Joshua Brian R. Ilagan
James Menecio Jr
Kenneth Kier Soriano
Archer Murcilla Salino
William Gupit
Pawandeep Singh
Felipe Santiago Jr.
Beverly F. Briones
Lucas Basile
Jennifer M. Amon
Benjamin Zambrano
Mafe Bareng
Cecille Almira
Gliceria Sagala Rodriguez
Abelardo ABAD
Minerva Navelgas Ventura
Quiency Belle Oliva Bulado
Jeremy Nelson
Perpetua E. Auson
Marilyn Regacho Zapanta
Liah Mei Peralta BERGEN
Fleda Felipe Sortijas
Paul Gregory Taylan Mari...

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Renzy Amon
Hector Quindoyos
Nanette R. Limbo
Tyler Fehlman
Cesar Czubko
Lakshmi Atluri
Timothy Roger Post
Cherrelyn B. Viena
Elaine Kitamura
Charles Abraham Ragudos
Phillip Clark
Hamada Ibrahim Mohame...
Evangeline Laureles
Conor Leahy
Ricardo Rodriguez
Archie Pantoja
Gladys Santamaria Ragud...
Genelyn Castillo
Karl Elijah Bareng
Florence Joy Tayag
Maria Elena Perez De Gon...
Abraham Flores
Bruce Houck
Arnold Hitalla
Datchie Cofreros
Virginia Polo
Christian Jude R. Siazon
Martin Gonzalez
Natalie K Miranda
Northern E Griffin
John Carl Adarna
Mary Ann Balingan
John Michael Felipe
Charito Quian
Michaela Hlavsova
Diana Brokaw

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Nathaniel Diaz Bocobo
Patrick J VANDERHEIDEN
Ruvelyn Gemilga
Ryan Gardner

Laaron Kyla Dizon Senoza
Frederick A Browne
Lea D. Atteo
Mary Grace L. Perdigon
Robert Cervelli
Daniel E. Mariano
Eniola Z Akintayo
Carlota Jil Reyes
Alejandro De Vera Jr.
Joselle Palo
Faye Laith Allego Abbas
May F. Capua
Edzel D. Batuigas
April Rose Dela Cruz
Maria Riza Phebo B. Caldeo
Joseph Rosina
Nora Paragas Fenix
Michael R. Cuaresma
Joy Sumamban
Fleda Felipe Sortijas
Rodney Mcghee
Peter Bassil
Levy Sampaga
Larkin Arizobal Fortunado
Ruby Ciar Iwatsuki
Divina Del Rosario
Yvonne Yeboah
Musher Nacher
Rose Lyn Caragan
Jonathan G. Fuentes
Mary Merzen R. Penascoza
Salome Banzuela
Diana Ruth V. Maturan
Coleen Angelie Oconer
Vincent David Siano
Neriza Paicaglino Macalin...
Leticia Escorido
Khryztel Andres
Rhodora Kirong Delos Sa...
Maria Del Carmen Carme...
Tami Todd
Paul Gregory Taylan Mari...
Divina Del Rosario
Christine Galinato
Frederick A Browne
Gliceria Sagala Rodriguez
Lorenz Binghay
Norvie Dulay Mapanao
Salome Banzuela
Jay O. Ilagan
Aimee Deona-Diaz
Stefan Suarez
Elma Navelgas Dalire
Minerva Navelgas Ventura
Tom Williams
Domingo M Baccay Jr
Kimberly R. Balangue
Maarten Schippers
Marcus Schmidt
David TREIBITZ
Isaiah Fomunyam
Pablo Alvarez Perez
Beryl Comar
Oscar A. Cadayona
Ernest Kiefer
Vyas Dake
Carmelo Flores ANI
Alfredo Pastor
Joseph H. VARGAS
Divina Cassandra Datoy
Elcie AVELLANO
Alwen M. Arong
Cesar Villarta JR
Jayson Abraham Ragudos
Cecile Go
Rodney Olthoff
Dulce Amor Toralba
Antonio De Jesus Munoz ...
Myla Mapanao
Krystal Mae Carandang
Gladys Santamaria Ragud...
Juvy Abonitalla Joaquin
Josephine Bareng Tayag
Edgardo Tadeo Ramirez
Robert Boyar
Jonathan T. Bareng
Ma. Angeline Carino Agoy
Bernard Hitalla
Lenory Ballesteros
Jerry Sabugo Co
Cklare Joy R. Siazon
Sydney Ariana Gonzalez
Yolanda Ragudos Harness
Ed A. Felicidario
SHERWINN SALVADOR
Girish Patel
Charisse Jun A. Sierras
Paul Vincent Ondevilla Eu...
Archie Pantoja
Jefferson Ragudos
Starfield Kyun
Ed A. Felicidario
Joanne Vergara
Fatou Jagne
Ched Marie Cabato Alvarez
Maria Loreta Abrio
Rose Lyn Reyes
Marilou Dengay Dadd
Mary Ann Andrada Regac...
Jojo M. Borbon
Connie Cordero
Julie Ramos Castillejos
Ramil De Guzman
Mary Joy Basilio Jimenez

Thank You!

From the Navisyo Team



Alexander Michaels
Founder



Lucie Nightingale
Project Manager & Partner

By the age of 25 years old, Lucie had already traveled to more than 50 countries & booked over a thousand stays. Her role, as Project Manager, is to oversee functionalities and to continually improve the user experience within the Navisyo market.



Patrick Moyal
Chief Financial Advisor

After having recently sold a successful accounting firm, in South Florida, with 40+ years experience in the financial world, Patrick is now full time with Navisyo. His mission is to help steer the company towards a successful IPO.



David Aldrich
Country Manager for North America

David is a marine industry professional specializing in the North American market. David possesses a wealth of experience and solid contacts with other professionals in the industry. He is passionate about all aspects of business development.



Gunars Grundstoks
Chief Technical Officer

With over a decade of experience in IT project management, Gunars has successfully managed multidisciplinary project teams through all phases of the web-mobile-project development life cycle.



Evija Pliruma
Development Team Lead

Evija has 10+ years of experience as a Project Manager, leading teams of developers and multiple designers. She took over the Navisyo project development, quickly diving into all aspects of the projects.



Seth Schlessel
Attorney / Legal Counsel

Experienced attorney specialized in helping startup companies set sail. Possessing extensive knowledge in the areas of contracts, negotiations, and advising corporations on legal issues, Seth is fervent about using his expertise to help Navisyo grow.



Liliana Pham
Creative Director

Selected as the finalist, amongst hundreds of the best graphics designers in the world, Liliana has been carefully chosen to head and oversee all the creative needs of the company. She is a dedicated and dynamic designer creating inspiring designs.



Roberto Lauria
Strategical Project Director

Roberto Lauria comes from a multicultural background and he has worked for numerous large professional organizations, in the technology and tourism sector. Robert is fluent in German, English, Greek and Italian.



Florencia Pugliese
Onboarding Senior Executive Spain

Florencia is from Argentina. As the Senior Onboarding Executive attached to the Balearic Islands in Spain, she is in charge of overseeing and supporting all of the boat owners' onboarding process within her assigned territory.



Matias Stellisano
Onboarding Team Member & Photographer Spain

Born in Argentina of Italian decent, Matias Stellisano is part of the Onboarding team as the Photographer & Videographer. His primary mission is to capture our passion for boats through his photos, creating the best visual content possible.



Maria Vafeidou
Onboarding Senior Executive Greece & Italy

With more than 10 years of solid work experience in customer service and 3 years in managerial positions in companies such as TUI, the world' leader in the travel tour industry, Maria brings a series of talents to Navisyo's Onboarding Team.



Vladimir Spicka
Content Creator & Filmmaker

At Navisyo, Vladimir will be directing and producing high quality visual content for all divisions within the group. His aim is to bring forth his talents by creating compelling visual content that aims to reinforce the Navisyo mission.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Seth Schlessel	Attorney @ Schlessel Law	2021
Patrick Moyal	Financial Director @ Moyal Accounting	2020
Alexandre Guignard	CEO @ Navisyo	2020

Officers

OFFICER	TITLE	JOINED
Patrick Moyal	CFO	2020
Alexandre Guignard	President CEO	2020
Lucie Slavikova	Secretary	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Lucie Slavikova	2,000,000 Common	20.0%
Alexandre Guignard	6,940,000 Common	69.4%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2020	$20,000	Preferred Units	Section 4(a)(2)
11/2020	$20,000	Preferred Units	Section 4(a)(2)
12/2020	$5,000	Preferred Units	Section 4(a)(2)
10/2021	$1,048,090		4(a)(6)
04/2022	$511,745		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

The founder has invested $94,067 in the business to date. There were no terms or repayment provisions attached to the capital injected.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	50,000,000	840,000	No
Common Stock	50,000,000	9,160,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The present economic crisis and the on-going travel bans due to the COVID-19 pandemic represent a real threat for our start-up. We will need to remain vigilant and pro-active in our go-to-market strategy by anticipating potential disruptions and challenges which could significantly affect our marketplace. Failure to do so could greatly impact our growth, deployment efforts and ultimately our survival.

We are not safe from the possibility that we could become a 'victim of our own success', meaning, that our concept and popularity could take off at a much faster pace than anticipated - where user territory demands would greatly exceed our capabilities of launching these back-to-back, additional territories, hence creating frustration and disappointment within our community and ultimately affecting our brand image and momentum.

Our goal is to influence and change the world's perception that boats are inaccessible to the average paid traveler. If the public fails to grasp our concept and all of it's financial advantages by believing that we are one more, of the many, online brokerage platforms, then we will definitely struggle, in jump starting our Ambassador program and developing our online community.

The Navisyo team relies in part on the founder's business experience, skills and contacts. If he was to temporarily step 'out of the game', this would temporarily slow down Navisyo's go-to-market strategy and momentum.

A potential lack of capital and funding represents a great risk for our start-up. Since we are a people-to-people online marketplace, we also have considerable expenses to honor with regards, but not limited to - website maintenance; 24/7 call centre outsourcing; full insurance coverage, for both community and company liability; territory launch support and training for our key partners; marketing efforts and live events for our go-to-market strategy and of course our team salaries and compensation benefits.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Future emerging technologies, markets and competitive ventures, in both the travel and boating industries, will need to be carefully monitored. Failing to identify these or keep up to date, by not adapting our marketplace to up-and-coming trends, could weaken our brand image and credibility thus hindering our overall growth and development.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note

Company

NAVISYO INC

- Florida Corporation
- Organized April 2020
- 6 employees

1114 SW 113 WAY
PEMBROKE PINES FL 33025

http://www.navisyo.com

Business Description

Refer to the Navisyo profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Navisyo is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.